L'ORÉAL

03 SEP 29 AM 7:21

L'OREAL
International Financial Information Department

30th July, 2003

SUPPL

03032315

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the BALO of 22nd September, 2003

Very truly yours,

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

The International Financial
Information Director

P.O. H. KEOGH

François ARCHAMBAULT

dlw 9/29

LECA FINANCES

Société anonyme capital de 397 000 €.
Siège social : 336, rue Saint-Honoré, 75001 Paris.
429 052 756 R.C.S. Paris.

Les comptes annuels au 31 décembre 2002 approuvés par l'assemblée générale ordinaire du 30 juin 2003 ont été publiés au « Journal Spécial des Sociétés » du 13 septembre 2003.

51998

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92117 Clichy.
632 012 100 R.C.S. Paris.

Situation semestrielle au 30 juin 2003.

Les chiffres qui suivent ont été examinés par le conseil d'administration et attestés par les commissaires aux comptes.

I. — **Bilans consolidés comparés.**
(En millions d'euros.)

Actif (valeurs nettes)	30/06/03	31/12/02
Actif immobilisé (Note 3)	8 027,8	8 130,4
Ecarts d'acquisition (Note 5)	841,4	778,3
Immobilisations incorporelles (Note 5)	3 889,8	4 011,4
Immobilisations corporelles (Note 6)	1 784,0	1 747,1
Immobilisations financières	140,4	154,9
Titres mis en équivalence (Note 7)	1 372,2	1 438,7
Actif circulant	7 072,5	6 842,3
Stocks et en cours	1 150,7	1 146,1
Avances et acomptes versés	60,3	63,9
Créances clients et comptes rattachés	2 390,6	1 991,5
Autres créances et comptes de régularisation actif	1 371,5	1 424,7
Valeurs mobilières de placement (Note 8)	1 695,9	1 671,7
Disponibilités	403,5	544,4
Total de l'actif	15 100,3	14 972,7

Passif	30/06/03	31/12/02
Capitaux propres (Part du groupe) (Note 9)	7 673,3	7 421,8
Capital	135,2	135,2
Primes d'émission, apport, fusion	953,4	953,4
Réserves	5 801,3	5 055,8
Résultat net de l'exercice	783,4	1 277,4
Intérêts minoritaires	11,0	11,9
Provisions pour risques et charges (Note 10)	1 479,7	1 512,7
Emprunts et dettes financières (Note 11)	2 463,6	2 646,1
Dettes d'exploitation et diverses	3 472,7	3 380,2
Avances et acomptes reçus	0,4	0,7
Dettes fournisseurs et comptes rattachés	1 988,7	2 006,7
Autres dettes et comptes de régularisation passif	1 483,6	1 372,8
Total du passif	15 100,3	14 972,7

II. — **Comptes de résultat consolidés comparés.**
(En millions d'euros.)

	30/06/03	30/06/02 (1)	31/12/02
Chiffre d'affaires (Note 3)	7 136,8	7 371,3	14 288,0
Achats consommés et variation de stocks	– 1 255,0	– 1 292,6	– 2 519,0
Charges de personnel	– 1 381,9	– 1 425,3	– 2 757,0
Charges externes	– 3 175,1	– 3 277,4	– 6 521,2
Impôts et taxes	– 105,1	– 105,6	– 211,6
Dotations aux amortissements et provisions	– 182,5	– 253,4	– 500,9
Résultat d'exploitation	1 037,2	1 017,0	1 778,3
Pertes et gains de change	91,8	19,0	62,3
Résultat d'exploitation corrigé (Note 3)	1 129,0	1 036,0	1 840,6
Charges et produits financiers	– 48,1	– 66,3	– 142,2
Résultat avant impôt des sociétés intégrées	1 080,9	969,7	1 698,4
Impôts sur les résultats (Note 1)	– 357,7	– 335,9	– 579,8
Résultat net opérationnel des sociétés intégrées	723,2	633,8	1 118,6
Quote-part du résultat net opérationnel des sociétés mises en équivalence	190,5	162,0	345,2
Résultat net opérationnel	913,7	795,8	1 463,8
Dotations et reprises à la provision pour dépréciation des actions propres nettes d'impôt	– 91,1	– 29,5	– 80,3
Plus ou moins-values sur actifs immobilisés nettes d'impôt (Note 4)	– 2,4	– 5,2	– 16,6
Coûts de restructuration nets d'impôt	– 7,3	– 12,4	– 31,5
Dotations aux amortissements des écarts d'acquisition	– 24,2	– 30,0	– 50,3
Résultat net comptable	788,7	718,7	1 285,1
Intérêts minoritaires	– 5,3	– 5,4	– 7,7
Résultat net comptable part du groupe	783,4	713,3	1 277,4
Nombre moyen d'actions en circulation	675 980 613	676 062 160	675 990 516
Résultat net comptable part du groupe par action (en euros)	1,16	1,06	1,89
Résultat net opérationnel part du groupe	908,4	790,6	1 456,2
B.N.P.A. : Résultat net opérationnel part du groupe par action (en euros) (Note 13)	1,34	1,17	2,15

(1) La dotation à la provision pour dépréciation des actions propres pour le 1er semestre 2002 a été reclassée de la ligne « charges et produits financiers » sur la ligne spécifique « dotations et reprises à la provision pour dépréciation des actions propres nettes d'impôt » afin d'être conforme à la présentation adoptée pour l'exercice 2002.

III. — **Tableau de variation des capitaux propres consolidés.**
(En millions d'euros.)

	Nombre d'actions en circulation	Capital	Primes	Ecarts de conversion (3)	Réserves consolidées et résultats	Changement de méthodes comptables	Titres L'Oréal détenus par des sociétés consolidées (4)	Total
Situation au 31 décembre 2001	676 062 160	135,2	953,4	– 228,9	6 589,3	(1) – 249,9		7 199,1
Dividendes versés (hors actions propres)					– 391,7			– 391,7
Variation des écarts de conversion				– 565,6				– 565,6
Variation nette des titres L'Oréal détenus par des sociétés consolidées	– 1 640 000						– 116,1	– 116,1
Autres variations (2)					18,7			18,7
Résultat consolidé de la période (part du groupe)					1 277,4			1 277,4
Situation au 31 décembre 2002	674 422 160	135,2	953,4	– 794,5	7 493,7	– 249,9	– 116,1	7 421,8

	Nombre d'actions en circulation	Capital	Primes	Ecarts de conversion (3)	Réserves consolidées et résultats	Changement de méthodes comptables	Titres L'Oréal détenus par des sociétés consolidées (4)	Total
Dividendes versés (hors actions propres)					– 460,0			– 460,0
Variation des écarts de conversion				– 192,5				– 192,5
Variation nette des titres L'Oréal détenus par des sociétés consolidées	1 640 000				2,2		116,1	118,3
Autres variations					2,3			2,3
Résultat consolidé de la période (part du groupe)					783,4			783,4
Situation au 30 juin 2003	676 062 160	135,2	953,4	– 987,0	7 821,6	– 249,9		7 673,3

(1) Ce chiffre de – 249,9 millions d'euros résulte pour :
• 171,9 millions d'euros de la mise en place du Règlement CRC 99-02 en 2000 et notamment de la comptabilisation des impôts différés selon la méthode de la conception étendue et de l'activation de contrats d'importance significative qualifiés de location-financement ;
• – 421,8 millions d'euros de l'adoption en 2001 de la méthode préférentielle relative à la comptabilisation des engagements de retraite et avantages assimilés.
(2) Les autres variations concernent essentiellement les ajustements liés à la fusion Sanofi-Synthélabo.
(3) Le chiffre de – 987,0 millions d'euros au 30 juin 2003 comprend – 63,5 millions d'euros d'écarts de conversion des filiales situées dans la zone euro.
(4) Il s'agit des actions rachetées dans le cadre du programme de rachat d'actions L'Oréal (Note 9).

IV. — **Tableau des flux de trésorerie consolidés comparés.**
(En millions d'euros.)

	30/06/03	30/06/02 (1)	31/12/02
Flux de trésorerie liés à l'activité :			
Résultat net des sociétés intégrées	598,6	556,3	939,9
Elimination des charges et des produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements et provisions	345,9	359,3	721,2
Variation des impôts différés	– 41,0	– 22,5	– 94,9
Plus ou moins-values nettes d'impôts des sociétés intégrées	1,7	5,7	15,4
Autres opérations sans incidence sur la trésorerie	– 2,3	– 1,7	– 2,5
Marge brute d'autofinancement des sociétés intégrées	902,9	897,1	1 579,1
Dividendes reçus des sociétés mises en équivalence	120,2	94,4	94,4
Variation du besoin en fonds de roulement lié à l'activité	– 296,2	– 125,8	162,8
Flux net de trésorerie généré par l'activité (A)	726,8	865,7	1 836,3
Flux de trésorerie liés aux opérations d'investissements :			
Acquisitions d'actifs immobilisés	– 250,6	– 274,6	– 539,1
Variation des autres actifs financiers	– 24,6	– 232,2	– 476,3
Cessions d'immobilisations	6,3	15,2	26,8
Incidence des variations de périmètre	– 24,0	– 50,1	– 202,6
Flux net de trésorerie lié aux opérations d'investissement (B)	– 292,9	– 541,7	– 1 191,2
Flux de trésorerie liés aux opérations de financement :			
Dividendes versés	– 442,1	– 403,8	– 427,0
Variation des dettes financières	– 57,6	16,8	– 242,2
Flux net de trésorerie liés aux opérations de financement (C)	– 499,7	– 387,0	– 669,2
Incidence des variations de cours des devises (D)	– 10,5	– 30,0	– 40,7
Variation de trésorerie (A + B + C + D)	– 76,3	– 93,0	– 64,8
Trésorerie d'ouverture (E)	529,4	594,1	594,1
Trésorerie de clôture (A + B + C + D + E)	453,1	501,1	529,3

(1) La dotation à la provision pour dépréciation des actions propres nette d'impôt pour le 1er semestre 2002 a été reclassée de la ligne « variation du besoin en fonds de roulement lié à l'activité » sur la ligne « amortissements et provisions » pour le montant brut et sur la ligne « variation des impôts différés » pour le montant d'impôt correspondant, afin d'être conforme à la présentation adoptée pour l'exercice 2002.

V. — **Annexes aux comptes semestriels.**

Les données chiffrées sont, sauf indications contraires, fournies en millions d'euros.

Note 1. – Principes et méthodes comptables.

Les comptes consolidés de L'Oréal et de ses filiales au 30 juin 2003 sont établis conformément à la recommandation du CNC de mars 1999 sur les comptes intermédiaires et selon les mêmes principes et méthodes comptables que ceux retenus pour l'établissement des comptes annuels.

La charge d'impôt (courante et différée) est calculée pour les comptes intermédiaires en appliquant au résultat comptable de la période le taux d'impôt moyen annuel estimé pour l'année fiscale en cours pour chaque entité ou groupe fiscal.

Note 2. – Périmètre des activités.

Le groupe a poursuivi au cours du premier semestre 2003 la création des Laboratoires Inneov au niveau européen, avec la création d'Inneov Italia et Inneov Osterreich. Ces créations font suite à la signature, en 2002 par les groupes L'Oréal et Nestlé d'un accord ayant pour objet la création d'une entreprise commune dont l'objectif est de développer le marché des compléments nutritionnels à visée cosmétique au niveau mondial. Les Laboratoires Inneov sont consolidés selon la méthode de l'intégration proportionnelle depuis août 2002.

Le groupe n'a pas réalisé de cession d'activités au premier semestre 2003.

Note 3. – Information sectorielle.

3.1. Chiffre d'affaires :
3.1.1. Ventilation du chiffre d'affaires par branche d'activité :

	30/06/03		Croissance (en %)		30/06/02		31/12/02	
	En millions d'euros	Poids en %	A données publiées	Hors effets monétaires	En millions d'euros	Poids en %	En millions d'euros	Poids en %
Cosmétique	6 990,9	98,0 %	– 3,0 %	7,3 %	7 209,8	97,8 %	13 951,8	97,6 %
Dermatologie (1)	139,0	1,9 %	– 9,8 %	7,0 %	154,2	2,1 %	321,1	2,3 %
Autres	6,9	0,1 %	– 6,5 %	– 6,5 %	7,3	0,1 %	15,1	0,1 %
Groupe	7 136,8	100 %	– 3,2 %	7,3 %	7 371,3	100 %	14 288,0	100 %

(1) Part revenant au groupe, soit 50 %.

3.1.2. Ventilation du chiffre d'affaires par zone géographique :

	30/06/03		Croissance (en %)		30/06/02		31/12/02	
	En millions d'euros	Poids en %	A données publiées	Hors effets monétaires	En millions d'euros	Poids en %	En millions d'euros	Poids en %
Europe de l'Ouest	3 875,1	54,3 %	4,2 %	5,2 %	3 719,9	50,5 %	7 044,6	49,3 %
Amérique du Nord	1 960,8	27,5 %	– 12,5 %	7,1 %	2 241,7	30,4 %	4 438,7	31,1 %
Reste du monde	1 300,9	18,2 %	– 7,7 %	14,3 %	1 409,7	19,1 %	2 804,7	19,6 %
Groupe	7 136,8	100 %	– 3,2 %	7,3 %	7 371,3	100 %	14 288,0	100 %

3.1.3. Ventilation du chiffre d'affaires de la branche cosmétique par zone géographique :

	30/06/03		Croissance (en %)		30/06/02		31/12/02	
	En millions d'euros	Poids en %	A données publiées	Hors effets monétaires	En millions d'euros	Poids en %	En millions d'euros	Poids en %
Europe de l'Ouest	3 834,1	54,8 %	+ 4,2 %	5,3 %	3 678,6	51,0 %	6 962,8	49,9 %
Amérique du Nord	1 873,1	26,8 %	– 12,5 %	7,1 %	2 140,7	29,7 %	4 224,8	30,3 %
Reste du monde	1 283,7	18,4 %	– 7,7 %	14,3 %	1 390,5	19,3 %	2 764,2	19,8 %
Branche cosmétique	6 990,9	100 %	– 3,0 %	+ 7,3 %	7 209,8	100 %	13 951,8	100 %

3.2. Ventilation du résultat d'exploitation corrigé par branche d'activité :

(En millions d'euros)	30/06/03	30/06/02	31/12/02
Cosmétique	1 100,0	1 007,5	1 767,8
Dermatologie	25,7	23,7	65,2
Autres	3,3	4,8	7,6
Groupe	1 129,0	1 036,0	1 840,6

3.3. Immobilisations :
3.3.1. Ventilation de l'actif immobilisé net par branche d'activité :

(En millions d'euros) Valeurs nettes	Ecarts d'acquisition	Immobilisations incorporelles	Immobilisations corporelles	Immobilisations financières	Total au 30/06/03	31/12/02
Cosmétique	841,4	3 625,5	1 724,8	94,7	6 286,4	6 288,9
Dermatologie		263,8	43,0	1,7	308,5	324,7
Autres		0,5	16,2	44,0	60,7	78,1
Groupe	841,4	3 889,8	1 784,0	140,4	6 655,6	6 691,7

3.3.2. Ventilation de l'actif immobilisé net de la branche cosmétique par zone géographique :

Valeurs nettes (En millions d'euros)	Ecarts d'acquisition	Immobilisations incorporelles	Immobilisations corporelles	Immobilisations financières	Total au 30/06/03	31/12/2002
Europe de l'Ouest	440,6	2 359,8	964,8	26,2	3 791,4	3 636,0
Amérique du Nord	307,0	1 186,5	516,0	48,0	2 057,5	2 217,7
Reste du Monde	93,8	79,2	244,0	20,5	437,5	435,2
Cosmétique	841,4	3 625,5	1 724,8	94,7	6 286,4	6 288,9

Note 4. – Plus ou moins-values sur actifs immobilisés nettes d'impôt.

Des mises au rebut ou amortissements exceptionnels d'actifs immobilisés non stratégiques sont enregistrés dans cette rubrique pour des montants individuels non significatifs.

Note 5. – Immobilisations incorporelles et écarts d'acquisition.

L'augmentation du pourcentage d'intérêt dans le groupe Sanofi-Synthélabo génère un écart d'acquisition de 115,1 millions d'euros au 30 juin 2003 (Note 7).

La variation des taux de change sur le premier semestre 2003 a eu un impact défavorable de 29,4 millions d'euros sur le poste « écarts d'acquisition » et de 120,5 millions d'euros sur le poste « immobilisations incorporelles » ; cet impact résulte essentiellement de l'évolution de la parité dollar américain/euro sur le semestre.

Note 6. – Immobilisations corporelles.

Les investissements de la période se sont élevés à 221,6 millions d'euros.

La dotation aux amortissements au 30 juin 2003 s'élève à 126,8 millions d'euros contre 129,3 millions d'euros au 30 juin 2002.

Note 7. – Titres mis en équivalence.

Ils incluent principalement les titres du groupe Sanofi-Synthélabo, dans lequel le groupe L'Oréal a un pourcentage d'intérêt de 20,37 % au 30 juin 2003 contre 19,98 % au 31 décembre 2002. L'augmentation du pourcentage détenu résulte du rachat d'actions propres effectué par Sanofi-Synthélabo sur le premier semestre 2003 et présentés en minoration de leurs capitaux propres dans leurs comptes consolidés. Cette opération dégage un écart d'acquisition de 115,1 millions d'euros dans les comptes de L'Oréal au 30 juin 2003 (Note 5).

(En millions d'euros)	Contribution au 30/06/03			Valeur au bilan	
	% capital détenu	Capitaux propres consolidés	Résultat consolidé du semestre	30/06/03	31/12/02
Sanofi-Synthelabo	20,37	1 181,1	190,1	1 371,2	1 437,5
C.C.B. (Japon)	20,00	1,0	NS	1,0	1,2
Titres mis en équivalence		1 182,1	190,1	1 372,2	1 438,7

Note 8. – Valeurs mobilières de placement.

(En millions d'euros)	30/06/03 Valeur nette	31/12/02 Valeur nette
Actions propres l'Oréal	1 798,0	1 653,5
O.P.C.V.M. et autres	178,4	160,5
Valeurs brutes	1 976,4	1 814,0
Provisions pour dépréciation	– 280,5	– 142,3
Valeurs nettes	1 695,9	1 671,7

Les actions propres L'Oréal acquises dans le cadre de plans d'options d'achats d'actions représentent une valeur nette de 1 517,5 millions d'euros au 30 juin 2003 (après prise en compte d'une dotation nette aux comptes de provisions pour dépréciation de 143,6 millions d'euros sur le 1er semestre 2003) contre 1 516,2 millions d'euros au 31 décembre 2002.

Au cours du 1er semestre 2003, il a été procédé à l'achat de 2 350 000 actions, à des levées d'options portant sur 353 500 actions et à des ventes de 230 750 actions.

La valeur boursière globale au cours de clôture du 30 juin 2003 s'élève à 1 642,4 millions d'euros contre 1 812,6 millions d'euros au 31 décembre 2002.

Au 30 juin 2003, la valeur de marché des O.P.C.V.M. s'élève à 147,4 millions d'euros pour une valeur nette de 136,6 millions d'euros. Au 31 décembre 2002, leur valeur de marché était de 154,8 millions d'euros pour une valeur nette de 141,6 millions d'euros.

Note 9. – Capitaux propres.

Le capital se compose de 676 062 160 actions de 0,20 €.

Un programme de rachat d'actions L'Oréal a été autorisé par les assemblées générales des actionnaires du 29 mai 2002 et du 22 mai 2003. Les actions correspondantes sont portées en diminution des capitaux propres consolidés. Les résultats de cession nets d'impôt relatifs aux transactions sur ces actions sont de même inscrits en capitaux propres.

Durant le premier semestre 2003, L'Oréal a vendu 1 640 000 actions pour 118,3 millions d'euros. Au 30 juin 2003, L'Oréal ne détient plus aucune action dans ce cadre.

Note 10. – Provisions pour risques et charges.

a) Soldes à la clôture :

(En millions d'euros)	30/06/03	31/12/02
Provision pour retraite et autres avantages consentis aux salariés	903,7	896,3
Impôts différés – Passif	65,2	45,0
Provision pour restructuration	41,0	59,3
Autres provisions pour risques et charges	469,8	512,1
Total	1 479,7	1 512,7

b) Variation semestrielle des provisions pour restructurations et autres provisions pour risques et charges.

(En millions d'euros)	31/12/02	Dotation (3)	Reprise (utilisation) (3)	Reprise (non utilisée) (3)	Incidence/ périmètre/Taux de change/ Autres (2)	30/06/03
Autres provisions pour risques et charges (1)	512,1	65,6	– 73,7	– 29,0	– 5,2	469,8
Provisions pour restructurations	59,3	7,9	– 10,9	– 1,2	– 14,1	41,0

(1) Cette rubrique comprend notamment des provisions destinées à faire face à des risques et litiges de nature fiscale, des risques industriels et commerciaux liés à l'exploitation (rupture de contrats, reprise de produits) et des coûts liés au personnel.

(2) Concerne pour l'essentiel les variations de change.

(3) Les chiffres se répartissent comme suit :

	Dotations	Reprises (utilisées)	Reprises (non utilisées)
Provisions d'exploitation	57,5	– 73,4	– 20,1
Provisions financières		– 0,3	
Impôts sur les résultats	8,1		– 8,9
Coûts de restructuration	7,9	– 10,9	– 1,2

Note 11. – Emprunts et dettes financières.

Analyse de la dette par nature :

(En millions d'euros)	30/06/03	31/12/02
Billets de trésorerie	1 158,4	1 296,9
Emprunts bancaires	1 044,2	1 032,4
Prêts à durée indéterminée	48,5	53,6
Dettes financières de location-financement	84,7	91,0
Emprunts obligataires	5,5	5,9
Concours bancaires	122,3	166,3
Total	2 463,6	2 646,1

Analyse de la dette par maturité :

(En millions d'euros)	30/06/03	31/12/02
Inférieure à 1 an	1 742,6	1 821,1
De 1 à 5 ans	604,4	706,1
Supérieure à 5 ans	116,6	118,9
Total	2 463,6	2 646,1

Note 12. – Opérations de marché.

Risque de change. — Les instruments de couverture sont affectés exclusivement aux dettes et créances comptabilisées et aux opérations prévisionnelles de l'année en cours et de l'année à venir dont la réalisation est jugée hautement probable.

Sur la base des informations fournies par les filiales, les opérations d'exploitation prévisionnelles font l'objet de couverture de change, soit par options, soit par achats ou ventes à terme de devises.

Au 30 juin 2003, la valeur de marché des instruments financiers de couverture est positive pour un montant de 63,7 millions d'euros, contre 102,3 millions d'euros au 31 décembre 2002.

Risque de taux. — A l'instar du change, la politique du groupe est de ne pas prendre de position spéculative.

Ainsi, le groupe a vocation à se refinancer principalement à taux variable.

De plus, les instruments financiers dérivés qui sont négociés dans le cadre de cette gestion, le sont à des fins de couverture.

Au 30 juin 2003, la valeur de marché des instruments financiers de couverture de taux est de 30,7 millions d'euros, contre 35,7 millions d'euros au 31 décembre 2002.

Note 13. – Résultat net opérationnel part du groupe par action et en euros.

Le résultat net opérationnel part du groupe par action est calculé à partir du nombre moyen pondéré d'actions en circulation, déduction faite du nombre moyen d'actions détenues par des sociétés consolidées et portées en minoration des capitaux propres. Les actions propres détenues en couverture des plans de stock options et figurant en valeurs mobilières de placement ne sont pas retraitées en déduction dans ce calcul.

Les tableaux ci-dessous détaillent le résultat net opérationnel par action pour les trois périodes présentées :

	30/06/03		
	Résultat net opérationnel en millions d'euros	Nombre d'actions	Résultat par action en euros
Résultat net opérationnel part du groupe par action	908,4	675 980 613	1,34

Au 30 juin 2003, il n'existe aucun élément ayant un effet dilutif sur le nombre d'actions en circulation.

	30/06/02		
	Résultat net opérationnel en millions d'euros	Nombre d'actions	Résultat par action en euro
Résultat net opérationnel part du groupe par action	790,6	676 062 160	1,17

Au 30 juin 2002, il n'existait aucun élément ayant un effet dilutif sur le nombre d'actions en circulation.

	31/12/02		
	Résultat net opérationnel en millions d'euros	Nombre d'actions	Résultat par action en euro
Résultat net opérationnel part du groupe par action	1 456,2	675 990 516	2,15

Au 31 décembre 2002, il n'existait aucun élément ayant un effet dilutif sur le nombre d'actions en circulation.

VI. — **Rapport d'activité.**

A) **Le groupe consolidé.** — Le chiffre d'affaires consolidé du groupe L'Oréal au 30 juin 2003 s'est élevé à 7,14 milliards d'euros.

Sa croissance a été de + 7,1 % par rapport au premier semestre 2002 en données comparables, c'est-à-dire structure et taux de change identiques, et de – 3,2 % en données consolidées.

Les effets monétaires ont eu un impact négatif de 10,5 % à fin juin 2003. Ils étaient négatifs de 11,7 % à fin mars.

Les effets de changement de structure ont été de + 0,2 % à fin juin.

Le résultat d'exploitation corrigé, c'est-à-dire incluant les pertes et gains de change, progresse de + 9 % à 1 129 millions d'euros. Il représente 15,8 % du chiffre d'affaires consolidé contre 14,1 % à fin juin 2002, et 12,9 % pour l'ensemble de l'année 2002.

Cette très sensible amélioration résulte de la bonne tenue de l'activité, de la maîtrise des coûts industriels, du cadencement des dépenses publi-promotionnelles et de la gestion des risques de change.

Ces chiffres représentent une amélioration significative des marges opérationnelles sans être extrapolables sur l'ensemble de l'année.

Compte tenu de la réduction de l'endettement et de la baisse des taux d'intérêts, la charge financière nette s'est élevée à 48,1 millions d'euros contre 66,3 millions d'euros à fin juin 2002.

De ce fait, le résultat avant impôt des sociétés intégrées s'est élevé à 1 080,9 millions d'euros, en progression de + 11,5 %.

L'impôt sur les sociétés au niveau du groupe est de 357,7 millions d'euros, en croissance de + 6,5 %.

Le résultat net opérationnel des sociétés intégrées est donc de 723,2 millions d'euros, en hausse de + 14,1 %.

Le résultat des sociétés mises en équivalence s'est élevé à 190,5 millions d'euros. Il s'agit de la quote-part du résultat de Sanofi-Synthelabo, en croissance de + 17,7 %.

Au total, le résultat net opérationnel part du groupe, servant au calcul du bénéfice net par action, s'est élevé à 908,4 M€, en croissance de + 14,9 % par rapport au 30 juin 2002.

B) **Informations sectorielles.** — Le groupe L'Oréal a eu un développement mondial soutenu.

La forte croissance en Europe de l'Ouest s'est poursuivie au rythme des 10 dernières années à + 5,3 %. Elle a été tirée par des progressions rapides dans plusieurs pays, notamment au Royaume-Uni (+ 17 %) et en Espagne (+ 12 %).

En Amérique du Nord, sur des marchés cosmétiques ralentis, le groupe a continué de gagner des parts de marché, avec une croissance comparable de + 6,1 %. Cette croissance reflète en particulier les débuts extrêmement prometteurs du shampooing Fructis de Garnier. Il faut également souligner la bonne dynamique de toutes les marques de la division Produits professionnels : Kérastase, Redken, Matrix et L'Oréal Professionnel.

Sur les nouveaux marchés, la croissance s'est poursuivie à un rythme extrêmement élevé (+ 14,6 %).

• En dépit de l'épidémie de pneumonie atypique, plusieurs pays d'Asie ont connu des croissances très encourageantes, notamment Taïwan et la Chine où le chiffre d'affaires semestriel progresse de + 61 %.

• L'Amérique latine, malgré les difficultés, progresse à un rythme élevé, + 16 %. L'Oréal a réalisé de nouvelles percées au Brésil (+ 26 %) ainsi que le redressement de sa filiale argentine (+ 38 %).

• La croissance a été très forte en Europe de l'Est (+ 25 %) en particulier en Russie où les ventes progressent de + 38 % après deux années de croissance extrêmement rapide, ainsi qu'en Hongrie (+ 18 %).

• Par ailleurs, de nouvelles percées sont à signaler en Australie (+ 19 %) ou sur le marché indien (+ 34 %).

1°) Cosmétique : Soutenues par l'innovation des laboratoires de recherche, de nombreuses initiatives ont permis d'assurer la croissance des marques stratégiques du groupe. Au total, L'Oréal a réalisé de nouveaux et importants gains de parts de marché.

Le chiffre d'affaires cosmétique s'est élevé à 6 991 millions d'euros en progression de 7,1 % en données comparables.

Géographiquement, les chiffres d'affaires par zone ont été en progression à données comparables. L'Europe de l'Ouest a atteint 3 824 millions d'euros (+ 5,3 %), l'Amérique du Nord 1 873 (+ 6,1 %) et le reste du monde 1 284 (+ 14,6 %).

— La division des produits professionnels a réalisé au premier semestre une croissance à données comparables de + 8,8 %, largement plus forte que celle de ses principaux concurrents. La division a pris de nouvelles initiatives dans tous les métiers en particulier dans le domaine de la coloration avec le lancement de Luo, nouvelle coloration translucide, et de Equa, formule développée pour les besoins spécifiques du marché japonais.

— La division des Produits Grand public a réalisé une croissance à données comparables de + 9,3 %, très supérieure à celle des marchés de grande consommation. Cette croissance a été réalisée en particulier grâce aux lancements de produits innovants, tels que la coloration Couleur Experte et le mascara Double Extension.

— La division des Produits de Luxe, opérant sur des marchés plus sensibles au ralentissement économique et à la baisse des voyages aériens, a pu maintenir une croissance de + 0,2 %. Cette performance résulte du succès des nouveaux produits comme le soin du visage Résolution de Lancôme marque devenue, fin 2002, n° 1 Mondiale dans le circuit de distribution sélective. Dans les parfums, la réussite du lancement de Polo Blue de Ralph Lauren en Europe vient confirmer les excellents résultats obtenus aux Etats-Unis.

— Le département Cosmétique Active a poursuivi son déploiement international tout en améliorant ses parts de marché en Europe. Il a ainsi réalisé un taux de croissance de + 10,9 % dans la ligne de celui du 1er semestre 2002, grâce notamment au succès du soin du visage Myokine de Vichy ainsi que du produit Inneov Fermeté, redensifiant cutané lancé dans cinq pays européens et marquant l'entrée du groupe sur le marché de la beauté par voie nutritionnelle.

2°) Dermatologie (part revenant au groupe soit 50 %) :

— La Dermatologie a réalisé un chiffre d'affaires de 139 millions d'euros, en croissance en données comparables de + 7 %.

Galderma a connu de bonnes performances sur les marchés de l'acné et de la rosacée. Sur le plan géographique, Galderma a poursuivi une croissance soutenue en Amérique du Nord et a réalisé de fortes progressions en Amérique latine (Brésil + 28 %, Mexique + 22 %) et en Asie (Corée + 23 %).

3°) résultat d'exploitation par branche :

	Au 30/06/02	Au 30/06/03	En % du CA
Cosmétique	1 007,5 M€	1 100,0 M€	15,7 %
Dermatologie (1)	23,7 M€	25,7 M€	18,5 %
Total consolidé	1 036,1 M€	1 129,1 M€	15,8 %
		Croissance = + 9 %	

(1) Part revenant au groupe, soit 50 %.

C) Perspectives. — M. Lindsay Owen-Jones, président-directeur général de L'Oréal, a déclaré : « Ces résultats, obtenus dans des conditions les plus difficiles, confirment la dynamique de croissance de L'Oréal et en particulier l'amélioration des marges opérationnelles. Sans être extrapolables pour l'année, ils nous autorisent à confirmer avec confiance l'objectif de croissance à deux chiffres de nos résultat. »

D) Société-mère. — Au premier semestre 2003, le chiffre d'affaires de la société L'Oréal, maison-mère du groupe mondial décrit plus haut, a été de 889 millions d'euros, contre 831 millions d'euros au premier semestre 2002.

Le résultat net de la société L'Oréal a été, pour la même période, de 882 millions d'euros en baisse de 20,5 % par rapport au premier semestre 2002.

VII. — **Rapport des commissaires aux comptes sur l'examen des comptes semestriels consolidés résumés.**

(Période du 1er janvier au 30 juin 2003.)

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes semestriels consolidés résumés de la société L'Oréal relatifs à la période du 1er janvier au 30 juin 2003, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés résumés ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés résumés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause, au regard des règles et principes comptables français, la régularité et la sincérité des comptes semestriels consolidés résumés et l'image fidèle qu'ils donnent du résultat des opérations du semestre ainsi que de la situation financière et du patrimoine de l'ensemble constitué par les entreprises comprises dans la consolidation, à la fin de ce semestre.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés résumés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés résumés.

Paris et Neuilly, le 3 septembre 2003.

Les commissaires aux comptes :

PIERRE COLL ; ÉTIENNE JACQUEMIN.

51718

L'Oréal

03 SEP 29 AM 7:21

Incorporated in France as a "Société Anonyme" with registered capital of € 135,212,432
Registered office: 14, rue Royale, 75008 Paris, France
Headquarters: 41, rue Martre, 92117 Clichy, France
632 012 100 RCS Paris

Interim report at 30th June 2003.

The following figures were examined by the Board of Directors and certified by the Statutory Auditors.

I – Consolidated balance sheets

(€ millions)	30.06.2003	31.12.2002		30.06.2003	31.12.2002
ASSETS (net values)			**LIABILITIES**		
Fixed assets (Note 3)	**8,027.8**	**8,130.4**	**Shareholders' equity** (after minority interests) (Note 9)	**7,673.3**	**7,421.8**
Goodwill (Note 5)	841.4	778.3	Share capital	135.2	135.2
			Share premium account	953.4	953.4
			Reserves	5,801.3	5,055.8
Intangible assets (Note 5)	**3,889.8**	4,011.4			
			Net book profit	783.4	1,277.4
Tangible assets (Note 6)	1,784.0	1,747.1			
			Minority interests	**11.0**	**11.9**
Financial assets	104.4	154.9	**Provisions for liabilities and charges (Note 10)**	**1,479.7**	**1,512.7**
			Loans and debts (Note 11)	**2,463.6**	**2,646.1**
Investments in associated companies (Note 7)	1,372.2	1,438.7			
Current assets	**7,072.5**	**6,842.3**			
			Current liabilities	**3,472.7**	**3,380.2**
Stocks	1,150.7	1,146.1			
Prepayments to suppliers	60.3	63.9	Accruals and deferred income	0.4	0.7
Trade debtors	2,390.6	1,991.5	Trade creditors	1,988.7	2,006.7
Other debtors and prepaid expenses	1,371.5	1,424.7	Other creditors	1,483.6	1,372.8
Short-term investments (Note 8)	1,695.9	1,671.7			
Cash and other short-term funds	403.5	544.4			
TOTAL ASSETS	**15,100.3**	**14,972.7**	**TOTAL LIABILITIES**	**15,100.3**	**14,972.7**

II – Consolidated profit and loss accounts

(€ millions)	30.06.2003	30.06.2002 (1)	31.12.2002
Net sales (Note 3)	**7,136.8**	**7,371.3**	**14,288.0**
Purchases and variation in stocks	-1,255.0	-1,292.6	-2,519.0
Personnel costs	-1,381.9	-1,425.3	-2,757.0
External charges	-3,175.1	-3,277.4	-6,521.2
Taxes other than on income	-105.1	-105.6	-211.6
Charges to provisions	-182.5	-253.4	-500.9
Operating profit	1,037.2	1,017.0	1,778.3
Exchange gains and losses	91.8	19.0	62.3
Adjusted operating profit (Note 3)	**1,129.0**	**1,036.0**	**1,840.6**
Financial expense – net	-48.1	-66.3	-142.2
Pre-tax profit of fully consolidated companies	**1,080.9**	**969.7**	**1,698.4**
Income tax (Note 1)			
Group share of net operational profit of equity affiliates	190.5	162.0	345.2
Net operational profit	**913.7**	**795.8**	**1,463.8**
Charges to provisions for depreciation of treasury shares – net	-91.1	-29.5	-80.3
Capital gains and losses on disposals of fixed assets - net (Note 4)	-2.4	-5.2	-16.6
Restructuring costs – net	-7.3	-12.4	-31.5
Amortisation of goodwill	-24.2	-30.0	-50.3
Net book profit	**788.7**	**718.7**	**1,285.1**
Minority interests	-5.3	-5.4	-7.7
Net book profit after minority interests	**783.4**	**713.3**	**1 277.4**
Average number of shares outstanding	675,980,613	676,062,160	675,990,516
Net book profit after minority interests per share (€)	**1.16**	**1.06**	**1.89**
Net operational profit after minority interests	**908.4**	**790.6**	**1,456.2**
EPS: Net operational profit after minority interests per share (€) (Note 13)	**1.34**	**1.17**	**2.15**

(1) The provision for the depreciation of treasury shares for the 1st half of 2002 has been reclassified: it was previously entered under "Financial expense - net" but is now entered under "Charges to provisions for depreciation of treasury shares - net", to ensure compliance with the presentation adopted for fiscal 2002.

III. Changes in consolidated shareholders' equity

€ millions	Number of shares outstanding	Share capital	Premiums	Translation Adjustments (3)	Consolidated reserves and profit	Changes in accounting methods	L'Oréal shares held by consolidated companies (4)	Total
At 31.12.2001	**676,062,160**	**135.2**	**953.4**	**-228.9**	**6,589.3**	**-249.9 (1)**		**7,199.1**
Dividends paid (not paid on treasury shares)					-391.7			-391.7
Translation adjustment				-565.6				-565.6
Change in number of L'Oréal shares held by consolidated companies	-1,640,000						-116.1	-116.1
Other movements (2)					18.7			18.7
2002 consolidated net profit (after minority interests)					1,277.4			1,277.4
At 31.12.2002	**674,422,160**	**135.2**	**953.4**	**-794.5**	**7,493.7**	**-249.9**	**-116.1**	7,421.8
Dividends paid (not paid on treasury shares)						-460.0		-460.0
Translation adjustment				-192.5				-192.5
Change in number of L'Oréal shares held by consolidated companies	1,640,000				2.2		116.1	118.3
Other movements					2.3			2.3
Half-year 2003 consolidated net profit (after minority interests)					783.4			783.4
At 30.06.2003	**676,062,160**	**135.2**	**953.4**	**-987.0**	**7,821.6**	**-249.9**		**7,673.3**

(1) This figure of -€249.9 million includes:

- ☐ €171.9 million for the application of Regulation 99-02 in 2000 and in particular for the booking of deferred tax according to the extend concept and the activation of financial lease contracts whose impact is material.
- ☐ -€421.8 million for the adoption in 2001 of the preferential method for provisions relating to employee retirement obligation and related benefits.

(2) The other movements figure relates mainly to Sanofi-Synthélabo.

(3) The figure of -€987.0 million at 30th June 2003 includes -€63.5 million of translation adjustment for subsidiaries situated in the euro zone.

(4) These shares were bought back as part of the L'Oréal share buyback programme (Note 9).

IV – Consolidated cash flow statements

(€ millions)	30.06.2003	30.06.2002 (1)	31.12.200
Cash flows from operating activities			
Profit of fully consolidated companies	598.6	556.3	939
Elimination of expenses and income with no impact on cash flow:			
. depreciation and provisions	345.9	359.3	721
. variation in deferred taxes	-41.0	-22.5	-94
. losses or gains on disposals of assets of fully consolidated companies	1.7	5.7	15
. other non-cash movements	-2.3	-1.7	-2
Cash flow of fully consolidated companies	**902.9**	**897.1**	**1,579**
Dividends received from equity affiliates	120.2	94.4	94
Variation in working capital requirement	-296.2	-125.8	162
Net cash provided by operating activities (A)	**726.8**	**865.7**	**1,836**
Cash flows from investing activities			
Acquisitions of fixed assets	-250.6	-274.6	-539
Variation in other financial assets	-24.6	-232.2	-476
Disposals of fixed assets	6.3	15.2	26
Effect of changes in the scope of consolidation	-24.0	-50.1	-202
Net cash used by investing activities (B)			
Cash flows from financing activities	**-292.9**	**-541.7**	**-1,191**
Dividends paid	-442.1	-403.8	-427
Variation in loans	-57.6	16.8	-242
Net cash used by financing activities (C)	**-499.7**	**-387.0**	**-669**
Effect of exchange rate fluctuations (D)	-10.5	-30.0	-40
Change in cash and cash equivalents (A+B+C+D)	**-76.3**	**-93.0**	**-64**
Cash and cash equivalents at beginning of period (E)	**529.4**	**594.1**	**594**
Cash and cash equivalents at end of period (A+B+C+D+E)	***453.1***	**501.1**	***529***

(1) The provision for depreciation of treasury shares for the 1st half of 2002 has been reclassified. The gross amount and the corresponding tax amount were previously entered under "Variation in working capital requirement". The gross amount is now entered under "Depreciation and provisions", and the corresponding tax amount under "Variation in deferred taxes", to ensure compliance with the presentation adopted for fiscal 2002.

V- Notes to financial statements

The figures provided are expressed in millions of euros unless otherwise indicated.

Note 1 - Accounting principles and methods

The consolidated financial statements of L'ORÉAL and its subsidiaries at 30th June 2003 have been established in accordance with the CNC recommendation of March 1999 concerning interim accounts, and using the same accounting principles and methods as those adopted for the annual financial statements.

The tax charge (current and deferred) is calculated for the interim accounts by applying to the net book profit for the period the average annual rate of taxation estimated for the current fiscal year for each entity or tax group.

Note 2 – Scope of consolidation

During the 1st half of 2003, the group continued to create new Laboratoires Innéov entities in Europe, with Innéov Italia and Innéov Osterreich. These creations are the result of an agreement signed in 2002 by the L'Oréal and Nestlé groups to create a joint venture whose aim is to expand the global market for cosmetic nutritional supplements. The Laboratoires Innéov has been proportionally consolidated since August 2002.

The group did not dispose of any businesses in the 1st half of 2003.

Note 3 - Sectorial information

3.1 CONSOLIDATED SALES

☐ **3.1.1 - Breakdown of consolidated sales by branch**

	30.06.03		**Growth (%)**		**30.06.02**		**31.12.02**	
	(€ millions)	% of total	(published figures)	(excluding exchange effect)	(€ millions)	% of total	(€ millions)	% of total
Cosmetics	6,990.9	98.0%	-3.0%	7.3%	7,209.8	97.8%	13,951.8	97.6%
Dermatology[1]	139.0	1.9%	-9.8%	7.0%	154.2	2.1%	321.1	2.3%
Other	6.9	0.1%	- 6.5%	-6.5 %	7.3	0.1%	15.1	0.1%
Group	7,136.8	100%	**3.2 %**	**7.3 %**	**7,371.3**	**100%**	**14,288.0**	**100%**

[1] Group share, i.e. 50%.

☐ **3.1.2 - Breakdown of consolidated sales by geographic zone**

	30.06.03		Growth (%)		30.06.02		31.12.02	
	€ millions	% of total	(published figures)	(excluding exchange effect)	(€ millions)	% of total	(€ millions)	% of total
Western Europe	3,875.1	54.3%	4.2%	5.2%	3,719.9	50.5%	7,044.6	49.3%
North America	1,960.8	27.5%	-12.5%	7.1%	2,241.7	30.4%	4,438.7	31.1%
Rest of the world	1,300.9	18.2%	-7.7%	14.3%	1,409.7	19.1%	2,804.7	19.6%
Group	**7,136.8**	**100%**	**-3.2%**	**7.3%**	**7,371.3**	**100%**	**14,288.0**	**100%**

☐ 3.1.3 - Breakdown of cosmetics branch sales by geographic zone

	30.06.03		Growth (%)		30.06.02		31.12.02	
	€ millions	% of total	(published figures)	(excluding exchange effect)	(€ millions)	% of total	(€ millions)	% of total
Western Europe	3,834.1	54.8%	+4.2%	5.3%	3,678.6	51.0%	6,962.8	49.9%
North America	1,873.1	26.8%	-12.5%	7.1%	2,140.7	29.7%	4,224.8	30.3%
Rest of the world	1,283.7	18.4%	-7.7%	14.3%	1,390.5	19.3%	2,764.2	19.8%
Cosmetics branch	**6,990.9**	**100%**	**-3.0%**	**+7.3%**	**7,209.8**	**100%**	**13,951.8**	**100%**

3.2 BREAKDOWN OF ADJUSTED OPERATING PROFIT BY BRANCH

(€ millions)	**30.06.03**	**30.06.02**	**31.12.02**
Cosmetics	1,100.0	1,007.5	1,767.8
Dermatology	25.7	23.7	65.2
Other	3.3	4.8	7.6
Group	**1,129.0**	**1,036.0**	**1,840.6**

3.3 FIXED ASSETS

☐ 3.3.1 – Breakdown of net fixed assets by branch

(€ millions) Net value	**Goodwill**	**Intangible assets**	**Tangible assets**	**Financial assets**	**Total at 30.06.2003**	**Total at 31.12.2002**
Cosmetics	841.4	3,625.5	1,724.8	94.7	6,286.4	6,288.9
Dermatology		263.8	43.0	1.7	308.5	324.7
Other		0.5	16.2	44.0	60.7	78.1
Group	**841.4**	**3,889.8**	**1,784.0**	**140.4**	**6,655.6**	**6,691.7**

☐ 3.3.2 – Breakdown of cosmetics net fixed assets by geographic zone

(€ millions) Net value	**Goodwill**	**Intangible assets**	**Tangible assets**	**Financial assets**	**Total at 30.06.2003**	**Total at 31.12.2002**
Western Europe	440.6	2,359.8	964.8	26.2	3,791.4	3,636.0
North America	307.0	1,186.5	516.0	48.0	2,057.5	2,217.7
Rest of the World	93.8	79.2	244.0	20.5	437.5	435.2
Cosmetics	**841.4**	**3,625.5**	**1,724.8**	**94.7**	**6,286.4**	**6,288.9**

Note 4 - Capital gains and losses on fixed assets net of tax

This item reflects the scrapping or exceptional amortisation of goodwill relating to non-strategic fixed assets for individual amounts which are not material.

Note 5 - Intangible assets and goodwill

The increase in the stake in the SANOFI-SYNTHÉLABO group has given rise to goodwill of € 115.1million at 30th June 2003 (Note 7).

Exchange rate fluctuations in the 1st half of 2003 had an unfavourable impact of € 29.4 million on the "Goodwill" item and € 120.5 million on the "Intangible assets" item. Most of this impact stems from the trend in U.S. dollar/euro parity over the half year.

Note 6 - Tangible assets

Investments over the period amounted to € 221.6 million.

Exceptional charges to depreciation at 30th June 2003 amounted to € 126.8 million, compared with € 129.3 million at 30th June 2002.

Note 7 - Investments in equity affiliates

This item mainly includes investments in the SANOFI-SYNTHÉLABO group, in which the L'ORÉAL group has a 20.37% stake at 30th June 2003, compared with 19.98% at 31st December 2002. The increase in the percentage held is the result of the buyback by SANOFI-SYNTHÉLABO of treasury shares in the first half of 2003, which resulted in a reduction in shareholders' equity in this group's financial statements. This transaction results in a goodwill item of € 115.1 million in the financial statements of L'ORÉAL at 30th June 2003 (Note 5).

(€ millions)	Contribution at 30.06.2003			Balance-sheet value	
	% held	Consolidated shareholders' equity	Consolidated profit for half-year	30.06.2003	31.12.2002
SANOFI-SYNTHÉLABO	20.37	1,181.1	190.1	1,371.2	1,437.5
C.C.B. (Japan)	20.00	1.0	NS	1.0	1.2
Investments in equity affiliates		**1,182.1**	**190.1**	**1,372.2**	**1;438.7**

Note 8 - Short-term investments

(€ millions)	31.06.2003	31.12.2002
	Net value	Net value
L'ORÉAL treasury shares	1,798.0	1,653.5
Unit trusts, etc.	178.4	160.5
Gross value	1,976.4	1,814.0
Provisions for depreciation	-280.5	-142.3
Total	**1,695.9**	**1,671.7**

The L'ORÉAL treasury shares held for the purpose of employee share option plans have a net value of € 1,517.5 million at 30th June 2003 (after allowing for a net charge to provisions for depreciation of € 143.6 million in the 1st half of 2003) compared with € 1,516.2 million at 31st December 2002.

In the 1st half of 2003, 2,350,000 shares were bought, options on 353,500 shares were exercised and 230,750 shares were sold.

The total market value at the closing price on 30th June 2003 was € 1,642.4 million, compared with € 1,812.6 million at 31st December 2002.

At 30th June 2003, the market value of the unit trusts amounted to € 147.4 million, and their net value to € 136.6 million. At 31st December 2002, their market value was € 154.8 million, and their net value € 141.6 million.

Note 9 – Shareholder's equity

The share capital consists of 676,062,160 shares with a par value of € 0.20.

A L'Oréal share buyback programme was authorised by the Annual General Meetings of Shareholders on 29th May 2002 and 22nd May 2003. The corresponding shares are deducted from consolidated shareholders' equity. The profits from disposals net of tax relating to these shares are also entered under shareholders' equity.

During the first half of 2003, 1,640,000 shares were sold for an amount of €118.3 million. At 30th June 2003, L'Oréal doesn't not hold any share under this programme.

Note 10 - Provisions for liabilities and charges

a) Balance at end of period

(€ millions)	30.06.2003	31.12.200
Provision for employee retirement obligation and related benefits	903.7	896.
Deferred tax liabilities	65.2	45.
Provisions for restructuring	41.0	59.
Other provisions for liabilities and charges	469.8	512.
Total	**1,479.7**	**1,512.7**

b) Variations in "Provisions for restructuring" and "Other provisions for liabilities and charges"

(€ millions)	31.12.2002	Provision (3)	Reversal (used) (3)	Reversal (not used) (3)	Impact of change in scope of consolidation/exchange rates/ Others (2)	30.06.2003
Other provisions for liabilities and charges[1]	512.1	65.6	-73.7	-29.0	-5.2	469.8
Provisions for restructuring	59.3	7.9	-10.9	-1.2	-14.1	41.0

[1] This item includes provisions set aside for tax liabilities and litigation, commercial and industrial liabilities relating to operations (breach of contracts, product returns) and personnel costs.
(2) Mainly relating to exchange rate variations.
(3) These figures may be analysed as follows:

	Charges	Reversal (used)	Reversal (not used
Operating provisions	57.5	-73.4	-20.1
Financial provisions	-	-0.3	-
Income tax	8.1	-	-8.9
Restructuring costs	7.9	-10.9	-1.2

Note 11 - Loans and debts

Debt by type

(€ millions)	30.06.2003	31.12.200
Short-term paper	1,158.4	1,296.
Bank loans	1,044.2	1,032.
Perpetual loans	48.5	53.
Debts on capital lease contracts	84.7	91.
Debenture loans	5.5	5.
Overdrafts	122.3	166.
Total	**2,463.6**	**2,646.**

Debt by maturity date

(€ millions)	30.06.2003	31.12.200
Under 1 year	1,742.6	1,821.
1 to 5 years	604.4	706.
Over 5 years	116.6	118.
Total	**2,463.6**	**2,646.**

Note 12 - Market transactions

Exchange rate risk:
Hedging instruments are allocated exclusively to debts and receivables which have been booked and to future transactions in the current year and in the following year considered to be highly probable.
Based on the information provided by the subsidiaries, future operating transactions are hedged either by means of options or by forward sales or purchases of currency.
At 30th June 2003, the market value of the hedging instruments is positive in an amount of € 63.7 million, compared with € 102.3 million at 31st December 2002.

Interest rate risk:
As in the case of currency, the group's policy is never to take up a speculative position.
The group mainly takes out refinancing at floating rates.
Furthermore, the derivatives traded in the course of this management are traded for hedging purposes.
At 30th June 2003, the market value of the interest rate hedging is €30.7 million, compared with €35.7 million at 31st December 2002.

Note 13– Net operational profit after minority interests per share (€)

Net operational profit after minority interests per share is based on the weighted average number of shares outstanding, after deducting the average number of shares held by consolidated companies which are not included in shareholders' equity. Treasury shares held for stock option plans and entered under "Short-term investments" are not deducted in this calculation.

The tables below indicate net operational profit after minority interests per share for the three periods presented:

	30.06.03		
	Net operational profit (€ millions)	Number of shares	Net operational profit after minority interests (€)
Net operational profit after minority interests per share	*908.4*	*675,980,613*	*1.34*

At 30th June 2003, there are no items which have a dilutive effect on the number of shares outstanding.

	30.06.02		
	Net operational profit (€ millions)	Number of shares	Net operational profit after minority interests (€)
Net operational profit after minority interests per share	*790.6*	*676,062,160*	*1.17*

At 30th June 2002, there are no items which have a dilutive effect on the number of shares outstanding.

	31.12.02		
	Net operational profit (€ millions)	Number of shares	Net operational profit after minority interests (€)
Net operational profit after minority interests per share	*1,456.2*	*675,990,516*	*2.15*

At 31st December 2002, there are no items which have a dilutive effect on the number of shares outstanding.

VI – Activity report

A) Consolidated group

The group's consolidated sales at 30th June 2003 amounted to € 7.14 billion. This represents a growth of +7.1%, compared with the 1st half of 2002, like-for-like (i.e. on an identical structural and exchange rate basis), and –3.2% based on consolidated figures. Currency fluctuations had a negative impact of 10.5% up to end-June 2003. Up to end-March 2003 they had a negative impact of 11.7%. The net impact of changes in the scope of consolidation was +0.2% up to the end of June.

Adjusted operating profit, i;e; including exchange gains and losses, advanced by +9% to €1,129 million. It represented 15.8% of consolidated sales, compared with 14.1% at 30th June 2002, and 12.9% for 2002 as a whole. This very marked improvement in margins comes from the good level of sales, the control of production costs, the scheduling of advertising and promotional expenses, and the careful management of exchange rate risks. These figures reflect a significant improvement in operating margins, although it is not possible to extrapolate from them for the year as a whole.

Thanks to the reduction in debt and lower interest rates, net financial charges amounted to €48.1 million, compared with € 66.3 million at 30th June 2002. As a result, the pre-tax profit of the fully consolidated companies amounted to € 1,080.9 million, up by +11.5%.

Corporate income tax at group level was € 357.7 million, up by +6.5%.

The net operational profit of the fully consolidated companies was thus € 723.2 million, up by +14.1%. The group share of the net profit of equity affiliates amounted to € 190.5 million. This consists of the group's share of the net profit of SANOFI-SYNTHELABO, which increased by +17.7%.

L'Oréal's net operational profit after minority interests, which forms the basis for calculating earnings per share, amounted to € 908.4 million, up by +14.9%.

B) Sectorial information

L'Oréal has known a substantial worldwide development

□ The strong growth trend in Western Europe continued at +5.3%, in line with the rate achieved over the last 10 years. This was driven by rapid increases in several countries, particularly in the United Kingdom (+17%) and Spain (+12%).

□ In North America, where cosmetics markets slowed, the group continued to win market share, achieving +6.1% like-for-like growth. This growth rate reflects in particular the extremely promising start made by Garnier's Fructis shampoo. The dynamism of all the Professional Products Division's brands – Kérastase, Redken, Matrix and L'Oréal Professionnel – is also worth noting.

In the new markets, sales growth continued at an extremely high level (+14.6%).

o Despite the SARS epidemic, several Asian countries achieved very encouraging growth rates, particularly Taiwan and China, where first half sales increased by +61%.
o In Latin America, despite the difficulties, a high growth rate was achieved (+16%). L'Oréal has made further breakthroughs in Brazil (+26%) and succeeded in turning round its Argentinean subsidiary (+38%).
o Growth was very strong in Eastern Europe (+25%), particularly in the Russian Federation, where sales increased by +38% following two years of extremely rapid growth, and in Hungary (+18%).
o Moreover, further breakthroughs were made in Australia (+19%) and in the Indian market (+34%).

1) Cosmetics

Supported by innovations from the research laboratories, a large number of initiatives ensured growth for the group's core brands. Overall, L'Oréal achieved further major market share gains.

- The **Professional Products Division** achieved +8.8% like-for-like growth in the first half, a much higher figure than its main competitors. The Division took new initiatives in all business segments, particularly in colourants with the launch of Luo (a new translucid colourant) and Equa (a formula developed specifically for the needs of the Japanese market).

- The **Consumer Products Division** achieved +9.3% like-for-like growth, well ahead of the growth rate for mass market products. This growth can be attributed in particular to the launch of innovative products such as Couleur Experte colourants and Double Extension mascara.

- The **Luxury Products Division**, operating in markets which are more sensitive to the economic slowdown and the reduction in air travel, managed to maintain growth of +0.2%. This performance comes from the success of new products such as the Résolution facial skincare from Lancôme, a brand which at the end of 2002 became the world's number one in the selective retailing channel. In perfumes, the successful European launch of Polo Blue by Ralph Lauren has confirmed the excellent results achieved in the United States.

- The **Active Cosmetics Department** continued its international roll-out, while improving its market shares in Europe. It thus achieved a growth rate of +10.9%, in line with the figure for the 1st half of 2002. This was boosted especially by the successful Myokine facial skincare from Vichy, and the skin redensifier Inneov Fermeté launched in five European countries, heralding the group's first move into the cosmetic nutritional supplement market.

2) Dermatology (group share, i.e. 50%).

Dermatology achieved sales of € 139 million, representing like-for-like growth of +7%. Galderma performed well on the acne and rosacea markets. In geographic terms, Galderma continued to achieve sustained growth in North America and made strong advances in Latin America (Brazil +28%, Mexico +22%) and Asia (South Korea +23%).

3) Adjusted operating profit by branch

	At 30th June 2002	At 30th June 2003	As% of sales
Cosmetics	€ 1,007.5m	€1,100.0m	15.7%
Dermatology (1)	€ 23.7m	€25.7m	18.5%
Consolidated total	**€1,036.1m**	**€1,129.1m**	**15.8%**
Growth = +9%			

Group share, i.e. 50%.

c) Perspectives

Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal commented : *These results, achieved in an extremely difficult environment, confirm L'Oréal's growth momentum and the improvement of operating margins. Although they cannot be directly extrapolated for the year as a whole, they permit us to confirm with renewed confidence our stated goal of double-digit earnings growth. "*

D) Parent company

In the first half of 2003, the sales of the L'Oréal parent company amounted to € 889 million, compared with € 831 million in the first half of 2002.

The net profit of the L'Oréal parent company over the same period was € 882 million, down by 20.5% compared with the first half of 2002.

VII Statutory Auditors' review report on the half year condensed consolidated financial statements

(period from 1st January to 30th June 2003)

(Free translation of the original French text for information purposes only)

In our capacity as Statutory Auditors and pursuant to article L. 232-7 of the French Companies Act (Code de commerce), we have:

- ☐ reviewed the accompanying half year condensed consolidated financial statements of L'Oréal, covering the period from 1st January to 30th June 2003,
- ☐ verified the information contained in the half year management report.

The half year condensed consolidated financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures to obtain an assurance, which is less than obtained in an audit, as to whether the half year condensed consolidated financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year condensed consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the group as at 30th June 2003, and of the results of its operations for the six-month period then ended.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year condensed consolidated financial statements submitted to our review.

We have no comment to make as to the consistency with the half year condensed consolidated financial statements and the fairness of the information contained in the half year management report.

Paris and Neuilly, 3rd September 2003

The Statutory Auditors

Pierre Coll | Etienne Jacquemin